Exhibit 99.1

METHANEX CORPORATION

ANNUAL INFORMATION FORM

www.methanex.com

March 5, 2018

REFERENCE INFORMATION

In this Annual Information Form (“AIF”), a reference to the “Company” refers to Methanex Corporation and a reference to “Methanex,” “we,” “us,” “our” and similar words refers to the Company and its subsidiaries or any one of them as the context requires, as well as their respective interests in joint ventures and partnerships.

We use the United States dollar as our reporting currency. Accordingly, unless otherwise indicated, all dollar amounts in this AIF are stated in United States dollars.

In this AIF, unless the context otherwise indicates, all references to “methanol” are to chemical-grade methanol. Methanol’s chemical formula is CH3OH and it is also known as methyl alcohol.

In this AIF, we incorporate by reference our 2017 Management’s Discussion and Analysis (“2017 MD&A”), which contains information required to be included in this AIF. The 2017 MD&A is publicly accessible and is filed on the Canadian Securities Administrators’ SEDAR website at www.sedar.com and on the U.S. Securities and Exchange Commission’s EDGAR website at www.sec.gov.

The approximate conversion of measurement used in this AIF is as follows:

1 tonne of methanol = 332.6 US gallons of methanol

Some of the historical price data and supply and demand statistics for methanol and certain other industry data contained in this AIF are derived by the Company from industry consultants or from recognized industry reports regularly published by independent consulting and data compilation organizations in the methanol industry, including IHS Inc., Tecnon OrbiChem Ltd., Argus, ICIS, Platts and Methanol Market Services Asia. Industry consultants and industry publications generally state that the information provided has been obtained from sources believed to be reliable. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon in these reports.

Responsible Care® is a registered trademark of the Chemistry Industry Association of Canada and is used under license by us.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements with respect to us and our industry. These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. Statements that include the words “believes,” “expects,” “may,” “will,” “should,” “potential,” “estimates,” “anticipates,” “aim,” “goal” or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements.

More particularly and without limitation, any statements regarding the following are forward-looking statements:

•	expected demand for methanol and its derivatives,

•	expected new methanol supply or restart of idled capacity and timing for start-up of the same,

•	expected shutdowns (either temporary or permanent) or restarts of existing methanol supply (including our own facilities), including, without limitation, the timing and length of planned maintenance outages,

•	expected methanol and energy prices,

•	expected levels of methanol purchases from traders or other third parties,

•	expected levels, timing and availability of economically priced natural gas supply to each of our plants,

•	capital committed by third parties towards future natural gas exploration and development in the vicinity of our plants,

•	our expected capital expenditures,

•	anticipated operating rates of our plants,

•	expected operating costs, including natural gas feedstock costs and logistics costs,

•	expected tax rates or resolutions to tax disputes,

•	expected cash flows, earnings capability and share price,

•	availability of committed credit facilities and other financing,
•	our ability to meet covenants or obtain or continue to obtain waivers associated with our long-term debt obligations, including, without limitation, the Egypt limited recourse debt facilities that have conditions associated with the payment of cash or other distributions and the finalization of certain land title registrations and related mortgages which require actions by Egyptian governmental entities,

•	expected impact on our results of operations in Egypt or our financial condition as a consequence of civil unrest or actions taken or inaction by Egyptian governmental entities,

•	our shareholder distribution strategy and anticipated distributions to shareholders,

•	commercial viability and timing of, or our ability to execute, future projects, plant restarts, capacity expansions, plant relocations, or other business initiatives or opportunities,

•	our financial strength and ability to meet future financial commitments,

•	expected global or regional economic activity (including industrial production levels),

•	expected outcomes of litigation or other disputes, claims and assessments, and

•	expected actions of governments, governmental agencies, gas suppliers, courts, tribunals or other third parties.

We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the following:

•	the supply of, demand for and price of methanol, methanol derivatives, natural gas, coal, oil and oil derivatives,
•	our ability to procure natural gas feedstock on commercially acceptable terms,

•	operating rates of our facilities,

•	receipt or issuance of third-party consents or approvals, including, without limitation, governmental registrations of land title and related mortgages in Egypt and governmental approvals related to rights to purchase natural gas,

•	the establishment of new fuel standards,

•	operating costs, including natural gas feedstock and logistics costs, capital costs, tax rates, cash flows, foreign exchange rates and interest rates,

•	the availability of committed credit facilities and other financing,
•	global and regional economic activity (including industrial production levels),

•	absence of a material negative impact from major natural disasters,

•	absence of a material negative impact from changes in laws or regulations,

•	absence of a material negative impact from political instability in the countries in which we operate, and

•	enforcement of contractual arrangements and ability to perform contractual obligations by customers, natural gas and other suppliers and other third parties.

However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including, without limitation:

•	conditions in the methanol and other industries including fluctuations in the supply, demand and price for methanol and its derivatives, including demand for methanol for energy uses,

•	the price of natural gas, coal, oil and oil derivatives,

•	our ability to obtain natural gas feedstock on commercially acceptable terms to underpin current operations and future production growth opportunities,

•	the ability to carry out corporate initiatives and strategies,

•	actions of competitors, suppliers and financial institutions,

•	conditions within the natural gas delivery systems that may prevent delivery of our natural gas supply requirements,
•	competing demand for natural gas, especially with respect to domestic needs for gas and electricity in Chile and Egypt,

•	actions of governments and governmental authorities, including, without limitation, the implementation of policies or other measures that could impact the supply of or demand for methanol or its derivatives,

•	changes in laws or regulations,

•	import or export restrictions, anti-dumping measures, increases in duties, taxes and government royalties and other actions by governments that may adversely affect our operations or existing contractual arrangements,

•	worldwide economic conditions, and

•	other risks described in our 2017 MD&A.

Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes implied by forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.

THE COMPANY

Methanex Corporation was incorporated under the laws of Alberta on March 11, 1968 and was continued under the Canada Business Corporations Act on March 5, 1992. Its registered and head office is located at 1800 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia, V6C 3M1 (telephone: 604-661-2600).

The following chart includes the Company’s principal operating subsidiaries as of December 31, 2017 and, for each subsidiary, its place of organization and the Company’s percentage of voting interests beneficially owned or over which the Company exercises control or direction. The chart also shows our principal production facilities and their locations.

BUSINESS OF THE COMPANY

Overview of the Business

Methanol is a clear liquid commodity chemical that is predominantly produced from natural gas and is also produced from coal, particularly in China. Approximately 55% of all methanol demand is used to produce traditional chemical derivatives, including formaldehyde, acetic acid and a variety of other chemicals that form the basis of a large number of chemical derivatives for which demand is influenced by levels of global economic activity. The remaining 45% of methanol demand comes from a range of energy-related applications. These include methanol-to-olefins (“MTO”), methyl tertiary-butyl ether (“MTBE”), direct blending of methanol into gasoline (primarily in China), di-methyl ether (“DME”), biodiesel, methanol-to-gasoline (“MTG”), industrial boilers and marine fuel.

We are the world’s largest producer and supplier of methanol to the major international markets in Asia Pacific, North America, Europe and South America. Our total annual production capacity, including Methanex interests in jointly owned plants, is currently 9.4 million tonnes and is located in New Zealand, the United States, Trinidad, Egypt, Canada and Chile. In addition to the methanol produced at our sites, we purchase methanol produced by others under methanol offtake contracts and on the spot market. This gives us flexibility in managing our supply chain while continuing to meet customer needs and support our marketing efforts. We have marketing rights for 100% of the production from the jointly-owned plants in Trinidad and Egypt, which provides us with an additional 1.3 million tonnes per year of methanol offtake supply when the plants are operating at full capacity.

Refer to the Production Summary section on page 13 for more information regarding production at our plants.

DEVELOPMENT OF THE BUSINESS AND CORPORATE STRATEGY

Three Year History

2015

On January 24, 2015, the Company successfully produced first methanol from its new one million tonne plant in Geismar, Louisiana. The plant was relocated from the Company’s production site in Punta Arenas, Chile.

On January 28, 2015, the Company announced that it received approval from the Toronto Stock Exchange to amend the normal course issuer bid initiated on May 6, 2014 in order to increase the maximum number of common shares that may be acquired under the bid from 4,826,197 common shares to 8,577,716 common shares.

In the first quarter of 2015, the Company announced that it signed a Term Sheet with National Gas Company (Trinidad) to extend the supply of gas for the Titan plant for an additional five years. The existing Titan gas contract expired in 2014.

In the second quarter of 2015, the Company undertook a planned major refurbishment of its Medicine Hat facility. As a result of this refurbishment, the annual production capacity was re-rated to 600,000 tonnes from 560,000 tonnes.

On April 28, 2015, the Company announced that its Board of Directors approved a new normal course issuer bid to commence on May 6, 2015 pursuant to which the Company may purchase up to 4,554,115 common shares, representing approximately 5% of the 91,082,312 shares issues and outstanding at that time.

On December 27, 2015, the Company successfully produced first methanol from its newly completed one million tonne Geismar 2 methanol plant in Geismar, Louisiana. The plant was relocated from the Company’s production site in Punta Arenas, Chile. The total combined cost for the completion of the two Geismar plants is approximately $1.4 billion.

2016

In April 2016, the Company announced the launch of the world’s first ocean-going vessels that can run on methanol. In 2016, the Company took delivery of a total of seven such vessels. These vessels are built with the first-of-their kind 2-stroke dual fuel engines that can run on methanol and other conventional fuels. This initiative is part of the Company’s strategy to promote methanol as a viable, efficient, environmentally friendly and convenient fuel alternative.

On June 15, 2016, the Company announced that it reached an agreement with Petrobras Energía S.A. (“Petrobras”) of Argentina to settle a legal dispute in relation to Petrobras’s natural gas delivery obligations pursuant to a long-term natural gas supply agreement between the two companies. Petrobras made a lump sum payment of $32.5 million to the Company in order to terminate both the natural gas supply agreement and any and all claims in relation to such agreement.

On July 28, 2016, the Company announced that it reached an agreement with Empresa Nacional del Petróleo (“ENAP”) for gas supply for the period through May 2018. The Company also announced its wholly-owned Chilean subsidiary signed a Term Sheet with GeoPark Fell SpA in order to extend its current gas supply agreement for an additional 10 year term, beyond April 2017.

2017

On March 6, 2017, the Company announced that its Board of Directors approved a normal course issuer bid to commence on March 13, 2017 pursuant to which the Company may purchase up to 4,492,141 common shares, representing approximately 5% of the 89,842,838 shares issued and outstanding at that time.

On July 26, 2017, the Company announced that it received approval from the Toronto Stock Exchange to amend the normal course issuer bid initiated on March 13, 2017 in order to increase the maximum number of common shares that may be acquired under the bid from 4,492,141 common shares to 6,152,358 common shares, representing 10% of the public float at the time of the announcement.

On November 8, 2017, the Company announced the signing of a long-term natural gas supply agreement to extend the supply of gas for the Medicine Hat plant to 2031.

On December 7, 2017, the Company announced that it reached an agreement with ENAP for additional gas supply for the Chile operations through to December 31, 2019.

Our Strategy

Our primary objective is to create value by maintaining and enhancing our leadership in the global production, marketing and delivery of methanol to customers. To achieve this objective we have a simple, clearly defined strategy: global leadership, low cost and operational excellence. We also pride ourselves in being a leader in Responsible Care. Our brand differentiator “The Power of Agility®” defines our culture of flexibility, responsiveness and creativity that allows us to capitalize on opportunities quickly as they arise, and swiftly respond to customer needs.

Global Leadership

Global leadership is a key element of our strategy. We are focused on maintaining and enhancing our position as the major producer and supplier in the global methanol industry, improving our ability to cost-effectively deliver methanol to customers and supporting both traditional and energy-related global methanol demand growth.

We are the leading producer and supplier of methanol to the major international markets in Asia Pacific, North America, Europe and South America. Our 2017 sales volume of 10.7 million tonnes of methanol represented approximately 14% of global methanol demand. Our leadership position has enabled us to play an important role in the industry, which includes publishing Methanex reference prices that are used in each major market as the basis of pricing for our customer contracts.

The geographically diverse locations of our production sites allow us to deliver methanol cost-effectively to customers in all major global markets, while investments in global distribution and supply infrastructure, which include a fleet of ocean-going vessels and terminal capacity within all major international markets, enable us to enhance value to customers by providing reliable and secure supply.

A key component of our global leadership strategy is the strength of our asset position with over 8.5 million tonnes of operating capacity in 2017. We achieved record production in 2017 of 7.2 million tonnes, exceeding our previous record of 7.0 million tonnes set in 2016. Our Chile operations are currently operating at less than full production capacity and provide further potential to increase production.

Another key component of our global leadership strategy is our ability to supplement methanol production with methanol purchased from third parties to give us flexibility in our supply chain to meet customer commitments. We purchase methanol through a combination of methanol offtake contracts and spot purchases. We manage the cost of purchased methanol by taking advantage of our global supply chain infrastructure, which allows us to purchase methanol in the most cost-effective region while still maintaining overall security of supply.

The Asia Pacific region continues to lead global methanol demand growth and we have invested in and developed our presence in this important region. We have storage capacity in China, South Korea and Japan that allows us to cost-effectively manage supply to customers and we have offices in Hong Kong, Shanghai, Tokyo, Seoul and Beijing to enhance customer service and industry positioning in the region. This enables us to participate in and improve our knowledge of the rapidly evolving and high growth methanol markets in China and other Asian countries. Our expanding presence in Asia Pacific has also helped us identify several opportunities to support the development of applications for methanol in the energy-related sector.

Low Cost

A low cost structure is an important competitive advantage in a commodity industry and is a key element of our strategy. Our approach to major business decisions is guided by a drive to improve our cost structure and create value for shareholders. The most significant components of total costs are natural gas for feedstock and distribution costs associated with delivering methanol to customers. Our cost structure per tonne continues to benefit from significant leverage on our fixed costs as production increases.

The New Zealand, Trinidad and Egypt facilities are underpinned by natural gas purchase agreements where the natural gas price varies with methanol prices. This pricing relationship enables these facilities to be competitive throughout the methanol price cycle. We have a fixed price contract to supply substantially all our Geismar 1 facility and forward contracts to hedge natural gas prices for approximately 40% of the natural gas requirements of our Geismar 2 facility through 2025 with the remainder of natural gas requirements at Geismar purchased in the spot market.

We have entered into fixed price contracts to supply the majority of our natural gas requirements for our Medicine Hat facility through 2031.

Our production facilities are well located to supply global methanol markets. Still, the cost to distribute methanol from production locations to customers is a significant component of total operating costs. These include costs for ocean shipping, in-market storage facilities and in-market distribution. We are focused on identifying initiatives to reduce these costs, including optimizing the use of our shipping fleet and taking advantage of prevailing conditions in the shipping market by varying the type and length of term of ocean vessel contracts. 2017 was our first full year with seven vessels equipped with flex-fuel engines that can run on conventional fuel or methanol, which provides us with further flexibility in our supply chain. We also look for opportunities to leverage our global asset position by entering into geographic product exchanges with other methanol producers to reduce distribution costs.

Operational Excellence

We maintain a focus on operational excellence in all aspects of our business. This includes excellence in manufacturing and supply chain processes, marketing and sales, human resources, corporate governance practices and financial management.

To differentiate ourselves from competitors, we strive to be the best operator in all aspects of our business and to be the preferred supplier to customers. We believe that reliability of supply is critical to the success of our customers’ businesses and our goal is to deliver methanol reliably and cost-effectively. We have a commitment to Responsible Care (an operating ethic and set of principles developed by the Chemistry Industry Association of Canada) and we use it as the umbrella under which we manage issues related to employee health and safety, environmental protection, community involvement, social responsibility, sustainability, security and emergency preparedness at each of our facilities and locations. Through the International Council of Chemical Associations, over 60 countries have adopted the Responsible Care Ethic and Principles for Sustainability. We believe a commitment to Responsible Care helps us achieve an excellent overall environmental and safety record.

Product stewardship is a vital component of a Responsible Care culture and guides our actions through the complete life cycle of our product. We aim for the highest safety standards to minimize risk to employees, customers and suppliers as well as to the environment and the communities in which we do business. We promote the proper use and safe handling of methanol at all times through a variety of internal and external health, safety and environmental initiatives, and we work with industry colleagues to improve safety standards. We readily share technical and safety expertise with key stakeholders, including customers, end-users, suppliers, logistics providers and industry associations in the methanol and methanol applications marketplace through active participation in local and international industry associations, seminars and conferences and online education initiatives.

As a natural extension of the Responsible Care ethic, we have a Social Responsibility policy that aligns corporate governance, employee engagement and development, community involvement and social investment strategies with our core values and corporate strategy.

Our strategy of operational excellence also includes the financial management of the Company. We operate in a highly competitive commodity industry. Accordingly, we believe it is important to maintain financial flexibility and we have adopted a prudent approach to financial management. We have an undrawn $300 million credit facility provided by highly rated financial institutions that expires in December 2022. As at December 31, 2017, we had a strong balance sheet and a cash balance of $375 million. We believe we are well-positioned to meet our financial commitments, pursue our near-term growth opportunities in Chile and deliver on our commitment to return excess cash to shareholders through dividends and share repurchases.

METHANOL INDUSTRY INFORMATION

General

In 2017, approximately 55% of all methanol was used to produce a variety of traditional chemical derivatives, including formaldehyde and acetic acid, the demand for which is influenced by levels of global economic activity. These derivatives are used to manufacture a wide range of end products, including plywood, particleboard, foams, resins and plastics. The remainder of methanol demand comes from energy-related applications. MTO and MTBE are the largest of these energy-related demand drivers but this segment also includes direct blending of methanol into gasoline, DME, biodiesel, MTG, industrial boilers and marine fuel. The demand for methanol into energy-related applications will depend on a number of factors including pricing for their various final products, which in turn depends on the level of global energy prices.

The methanol market is global and, over the last several years, has become more complex and subject to increasingly diverse influences due to the expanding number of uses for methanol and its derivatives around the world.

Demand Factors

Reflecting the diversity of its uses, methanol demand is influenced by a wide range of economic, industrial, environmental, legal, regulatory and other factors, including energy prices due to the growing use of methanol in energy-related applications.

We estimate that total global demand for methanol in 2017, excluding methanol produced in integrated coal-to-olefins facilities, increased by over 4% versus 2016 to approximately 78 million tonnes. Energy-related demand growth accounted for the majority of the annual 2017 growth and grew by close to 8% year-over-year. Traditional chemical derivatives accounted for the remainder of the annual 2017 growth and grew by almost 2% year-over-year.

Traditional Chemical Derivative Demand

Historically, demand growth for methanol in chemical derivatives has been closely correlated to economic and industrial production growth rates. The use of methanol derivatives such as formaldehyde and acetic acid in the building industry means that building and construction cycles and the level of wood products production, housing starts, refurbishments and consumer spending are important factors in determining demand for such derivatives. Demand is also affected by automobile production, durable goods production, industrial investment and environmental and health trends, as well as new product development. Historically, chemical derivative demand for methanol has been relatively insensitive to changes in methanol prices. We believe this demand inelasticity is due to the fact that there are limited, if any, cost-effective substitutes for methanol-based chemical derivative products and because methanol costs in most cases account for only a small portion of the value of many of the end products.

Formaldehyde Demand

In 2017, methanol demand for the production of formaldehyde represented approximately 30% of global methanol demand. The largest use for formaldehyde is as a component of urea-formaldehyde and phenol-formaldehyde resins, which are used as wood adhesives for plywood, particleboard, oriented strand board, medium-density fibreboard and other reconstituted or engineered wood products. There is also demand for formaldehyde as a raw material for engineering plastics and in the manufacture of a variety of other products, including elastomers, paints, building products, foams, polyurethane and automotive products.

Acetic Acid Demand

In 2017, methanol used to produce acetic acid represented approximately 9% of global methanol demand. Acetic acid is a chemical intermediate used principally in the production of vinyl acetate monomer, acetic anhydride, purified terephthalic acid and acetate solvents, which are used in a wide variety of products, including adhesives, paper, paints, plastics, resins, solvents, pharmaceuticals and textiles.

Other Chemical Derivative Demand

The remaining chemical derivative demand for methanol is in the manufacture of methylamines, methyl methacrylate and a diverse range of other chemical products that are ultimately used to make products such as adhesives, coatings, plastics, film, textiles, paints, solvents, paint removers, polyester resins and fibres, explosives, herbicides, pesticides and poultry feed additives. Other end uses include silicone products, aerosol products, de-icing fluid, windshield washer fluid for automobiles and antifreeze for pipeline dehydration.

Energy Demand

There are several energy-related uses for methanol that have developed in the past decade and many of these have experienced substantial growth in recent years. In 2017, methanol demand for energy-related use continued to grow and represented approximately 45% of total global methanol demand. This demand was comprised of merchant MTO, which represented approximately 15% of global demand in 2017, methanol for the production of MTBE, which represented about 12% of total 2017 demand as well as other applications including direct blending of methanol into gasoline, DME, biodiesel and MTG which together accounted for approximately 18% of total 2017 demand. Merchant MTO was the fastest-growing end-use segment for methanol in 2017. While methanol demand in energy-related applications is strongest in China, a number of countries around the world are considering adopting these applications on a wider scale. The future operating rates and methanol consumption from energy-related applications using methanol as a feedstock will depend on a number of factors, including pricing for their various final products, which in turn depends on the level of global energy prices.

Methanol-to-Olefins (MTO) Demand

Light olefins (ethylene and propylene) are the basic building blocks used to make many plastics that have wide application in packaging, textiles, plastic parts and containers, and automotive components. Olefins can be produced from various feedstocks, including naphtha, liquefied petroleum gas (“LPG”), ethane and methanol. In China, olefins have historically been produced using naphtha, a product derived from oil. Over the past five years, methanol demand into olefins has emerged as a significant new energy-related derivative for methanol. The first merchant MTO plant in China started up in 2012, and by the end of 2017, approximately 12 million tonnes of methanol in the merchant market was consumed by MTO plants in China (excluding demand from upstream-integrated coal-to-olefins plants). We estimate the current MTO capacity for merchant methanol to be about 14 million tonnes.

MTBE Demand

MTBE is used primarily as an oxygenate blended in gasoline to contribute octane and reduce the amount of harmful exhaust emissions from motor vehicles. MTBE is an efficient and cost-competitive gasoline component and, as such, is increasingly used in developing countries targeting gasoline pool extension and clean air benefits at a cost lower than that of alternatives. Asia represents the majority of global MTBE demand, with China being a significant and growing market. China is now the world’s largest automotive market and the combination of its growing gasoline demand, as well as China’s desire to reduce exhaust emissions, is driving new MTBE capacity additions. In the U.S., MTBE production continues to increase for export markets (Latin America and Europe mainly) as idled assets have restarted and a new project is under evaluation. By the end of 2017, over nine million tonnes of methanol was consumed for the production of MTBE. We believe that global demand for MTBE will experience growth over the coming years.

Methanol Demand for Fuel

Methanol is blended into gasoline or used as a substitute for gasoline for use as a transportation fuel because of its competitive pricing relative to gasoline as well as for its clean air benefits. Methanol can also be converted to gasoline. As of 2017, there were ten MTG plants in China; however, the majority of this capacity was idled or operating at low rates due to poor economics. Smaller quantities of methanol are also used in China directly as a cooking fuel and as fuel in industrial boilers. In 2017, we estimate that methanol demand for these fuel applications in China was approximately seven million tonnes. Automobile sales in China, and thus gasoline demand, have remained healthy in 2017, supporting methanol demand. China’s central and provincial governments have implemented a range of fuel-blending standards for methanol that promote the use of methanol as a fuel. In addition, China has introduced a mandate to ban small scale coal fired boilers in cities in north China creating growing demand opportunities for methanol use as fuel in industrial boilers. Methanol in small quantities is being used for direct methanol blending in the United Kingdom, the Netherlands and Iceland, and commercialization activities are underway in other countries, including New Zealand which legislated a limit of 3% methanol in gasoline (M3) in 2017, and Israel which approved a M15 (15% methanol, 85% gasoline) fuel standard in 2017. Driven by regulations in Europe and North America that limit sulphur emissions from marine vessels in certain regulated zones, methanol is now being used as a clean-burning marine fuel. In 2017, Waterfront Shipping operated seven dual-fuel vessels capable of running on methanol and we believe that others in the shipping industry will also choose methanol as a marine fuel. In 2017, global methanol demand for use in fuel applications was estimated at over seven million tonnes.

DME Demand

DME is a clean-burning fuel that can be stored and transported like LPG. DME, which is typically produced from methanol, can be blended up to approximately 20% with LPG and used for household cooking and heating. DME can also be used as a clean-burning substitute for diesel fuel in transportation. However, while the technology for using DME as a diesel fuel substitute is well advanced, it has not yet entered widespread commercialization. In 2017, global methanol demand for use in DME was estimated at over three million tonnes. In addition to DME production in China, DME is being produced and projects promoting the use of DME are under development in other countries including Japan, Turkey, Trinidad, the United States and parts of Europe.

Risk Factors Affecting Demand

Demand for methanol largely depends upon the level of energy prices, global economic growth rates and government regulations and policies. Changes in energy prices, a slowdown in global or regional economic growth and/or studies and legislative proposals currently under way in a number of countries with respect to the carcinogenicity classification of, and the reduction of permitted exposure levels for, methanol, formaldehyde and MTBE, as well as restrictions on methanol in consumer windshield wash fluid, could materially reduce demand for methanol.

Supply Factors

Methanol is predominantly produced from natural gas and is also produced from coal, particularly in China. In addition, the industry has historically operated significantly below stated capacity on a consistent basis, even in periods of high methanol prices, due primarily to shutdowns for planned and unplanned repairs and maintenance as well as shortages of feedstock and other production inputs.

There is typically a span of four to six years to plan and construct a new world-scale methanol plant. Additional methanol supply may also become available with the restart of methanol plants whose production has been idled, by relocating methanol plants or by carrying out expansions or debottlenecking of existing plants to increase their production capacity.

Typical of most commodity chemicals, periods of high methanol prices encourage high-cost producers to operate at maximum rates and also encourage the construction of new plants and expansion projects, leading to the possibility of oversupply in the market. However, historically, many of the announced capacity additions have not been constructed for a variety of reasons. There are significant barriers to entry in this industry. The construction of world-scale methanol facilities requires significant capital over a long lead time, a location with access to significant natural gas or coal feedstock with appropriate pricing, and an ability to cost-effectively and reliably deliver methanol to customers.

There were no significant new industry capacity additions outside of China in 2017. In China, we estimate that over two million tonnes of new non-integrated production capacity was added in 2017.

Over the next few years, the majority of large-scale capacity additions outside of China are expected to be in North America and the Middle East. OCI N.V. and Consolidated Energy Limited (through its subsidiary G2X Energy) continue to advance their jointly owned Natgasoline project, a 1.8 million tonne plant under construction in Beaumont, Texas with methanol production expected in 2018. There are a number of other large-scale projects under discussion in the United States; however, we believe that there has been limited committed capital to date. In Iran, there are a number of plants at various stages of construction. We expect just over four million tonnes of capacity to come onstream in Iran over the next two years; however, the start-up timing and future operating rates at these facilities will be dependent on various factors. Caribbean Gas Chemical Limited (“CGCL”) is constructing a 1.0 million tonne plant in Trinidad with announced production towards the end of the decade. To the end of 2018, we expect approximately two million tonnes of new capacity additions in China. Beyond 2018, we anticipate that new capacity additions in China will be modest due to increasing restrictions placed by the Chinese government on new coal-based capacity additions. We expect that production from new capacity in China will be consumed in that country.

Methanol Prices

The methanol business is a highly competitive commodity industry and prices are affected by supply and demand fundamentals. Methanol prices have historically been, and are expected to continue to be, characterized by cyclicality.

We publish regional non-discounted reference prices for each major methanol market and these posted prices are reviewed and revised monthly or quarterly based on industry fundamentals and market conditions. Most of our customer contracts use published Methanex reference prices as a basis for pricing, and we offer discounts to customers based on various factors.

We are not able to predict future methanol supply and demand balances, market conditions, global economic activity, methanol prices or energy prices, all of which are affected by numerous factors beyond our control. Since methanol is the only product we produce and market, the price of methanol has a significant effect on our results of operations and financial condition.

PRODUCTION

Production Process

The methanol manufacturing process used in our facilities typically involves heating natural gas, mixing it with steam and passing it over a nickel catalyst where the mixture is converted into carbon monoxide, carbon dioxide and hydrogen. This reformed gas (also known as synthesis gas or syngas) is then cooled, compressed and passed over a copper-zinc catalyst to produce crude methanol. Crude methanol consists of approximately 80% methanol and 20% water by weight. To produce chemical-grade methanol, crude methanol is distilled to remove water, higher alcohols and other impurities.

Operating Data and Other Information

We endeavour to operate our production facilities around the world in an optimal manner to lower our overall delivered cost of methanol.

Scheduled shutdowns of plants are necessary to change catalysts or perform maintenance activities that cannot otherwise be completed with the plant operating (a process commonly known as a turnaround). These shutdowns typically take between three and five weeks. Catalysts generally need to be changed every three to six years depending on technology, although there is flexibility to extend catalyst life if conditions warrant. Careful planning and scheduling is required to ensure that maintenance and repairs can be carried out during turnarounds. In addition, both scheduled and unscheduled shutdowns may occur between turnarounds. We prepare a long-term turnaround schedule that is updated annually for all of our production facilities.

The following table sets forth the annual production capacity and actual production for our facilities that operated for the last two years (in the case of Atlas and Egypt, the table reflects our equity interest share):

	Annual Production Capacity(1)	Annual Operating Capacity(2)	2017 Production	2016 Production
	(000 tonnes/year)	(000 tonnes/year)	(000 tonnes)	(000 tonnes)
New Zealand (3)	2,430	2,430	1,943	2,181
Geismar (USA)	2,000	2,000	1,935	2,055
Trinidad (Methanex interest) (4)	2,000	2,000	1,768	1,605
Egypt (50% interest)	630	630	534	293
Medicine Hat (Canada)	600	600	593	488
Chile (5)	1,720	880	414	395
	9,380	8,540	7,187	7,017

(1)

Annual production capacity reflects, among other things, average expected plant outages, turnarounds and average age of the facility’s catalyst. As a result, the actual production of a facility may be higher or lower than the stated annual production capacity.

(2)

Annual operating capacity includes only those facilities which are currently capable of operating, but excludes any portion of an asset that is underutilized due to a lack of natural gas feedstock over a prolonged period of time. Our current annual operating capacity is 8.5 million tonnes, including 0.9 million tonnes related to our Chile operations. The operating capacity of our production facilities may be higher than original nameplate capacity as, over time, these figures have been adjusted to reflect ongoing operating efficiencies at these facilities. Actual production for a facility in any given year may be higher or lower than operating capacity due to a number of factors, including natural gas composition or the age of the facility’s catalyst.

(3)	The operating capacity of New Zealand is made up of the two Motunui facilities and the Waitara Valley facility (refer to the Natural Gas Supply - New Zealand section below).

(4)	The operating capacity of Trinidad is made up of the Titan (100% interest) and Atlas (63.1% interest) facilities (refer to the Natural Gas Supply - Trinidad section below).

(5)	The production capacity of our Chile I and IV facilities is 1.7 million tonnes annually assuming access to natural gas feedstock.

Refer to the Production Summary section of our 2017 MD&A for more information.

MARKETING

We sell methanol on a worldwide basis to every major market through an extensive marketing and distribution system with marketing offices in North America (Dallas and Vancouver), Europe (Brussels), Asia Pacific (Hong Kong, Shanghai, Tokyo, Seoul and Beijing), South America (Santiago) and the Middle East (Dubai). Most of our customers are large global or regional petrochemical manufacturers or distributors.

We believe our ability to sell methanol from a number of geographically dispersed production sites enhances our ability to serve major chemical and petrochemical producers as customers for whom reliability of supply and quality of service are important.

In addition to selling methanol that we produce at our own facilities, we also sell methanol that we purchase from other suppliers through methanol purchase agreements and on the spot market. This provides us with flexibility in our supply chain and allows us to continue to meet customer commitments.

DISTRIBUTION AND LOGISTICS

All of our methanol production facilities except Medicine Hat are located adjacent to deepwater ports. Methanol is pumped from our coastal plants by pipeline to these ports for shipping. We currently own or manage a fleet of approximately 28 ocean-going vessels to ship this methanol. We lease or own in-region storage and terminal facilities in North America, Europe, South America and Asia. We also use barge, rail, pipelines and, to a lesser extent, truck transport in our delivery system.

To retain optimal flexibility in managing our shipping fleet, we have entered into short-term and long-term time charter agreements covering vessels with a range of capacities. We also ship methanol under contracts of affreightment and through spot arrangements. We use larger vessels as key elements in our supply chain to move product from our production facilities to storage facilities located in major ports and for direct delivery to some customers. We also use smaller vessels capable of entering into restricted ports to deliver directly to other customers.

The cost to distribute methanol to customers represents a significant component of our operating costs. These include costs for ocean shipping, storage and distribution. We are focused on identifying initiatives to reduce these costs and we seek to maximize the use of our shipping fleet to reduce costs. We take advantage of prevailing conditions in the shipping market by varying the type and length of term of ocean vessel charter contracts. We are continuously investigating opportunities to further improve the efficiency and cost-effectiveness of distributing methanol from our production facilities to customers. We also look for opportunities to leverage our global asset position by entering into product exchanges with other methanol producers to reduce distribution costs.

Our Atlas and Titan plants in Trinidad are ideally located to supply customers in all global markets. Our plants in New Zealand primarily supply customers in the Asia Pacific region, but also supply European, North American and South American markets when required. Our production site in Chile can supply all global regions due to its geographic location, but currently only supplies South America due to lower production levels. Our Egypt plant primarily services our European markets, but can also supply Asia. Our Medicine Hat plant serves our customer base in North America and the Geismar plants can serve customers across North America, Europe and Asia.

NATURAL GAS SUPPLY

General

Natural gas is the principal feedstock for producing methanol and it accounts for a significant portion of our operating costs. Accordingly, our results from operations depend in large part on the availability and security of supply and the price of natural gas. If, for any reason, we are unable to obtain sufficient natural gas for any of our plants on commercially acceptable terms or we experience interruptions in the supply of contracted natural gas, we could be forced to curtail production or close such plants, which could have an adverse effect on our results of operations and financial condition.

New Zealand

We have three plants in New Zealand with a total production capacity of up to 2.4 million tonnes of methanol per year, depending on natural gas composition. Two plants are located at Motunui and the third is located at nearby Waitara Valley. We have entered into several agreements with various natural gas suppliers to underpin our New Zealand operations with terms that range in length up to 2022. All agreements in New Zealand are take-or-pay agreements and include U.S. dollar base and variable price components where the variable price component is adjusted by a formula related to methanol prices above a certain level. We believe this pricing relationship enables these facilities to be competitive at all points in the methanol price cycle and provides gas suppliers with attractive returns. Certain of these contracts require the supplier to deliver a minimum amount of natural gas with additional volume dependent on the success of exploring and developing the related natural gas field.

We continue to pursue opportunities to contract additional natural gas to supply our plants in New Zealand.

United States

We have two plants in Geismar, Louisiana with a total production capacity of 2.0 million tonnes. The Geismar facilities commenced first methanol production in 2015.

We have a long-term fixed price agreement for the supply of substantially all of the natural gas requirements for the Geismar 1 facility that expires in 2025.

During 2015, we entered into forward contracts to hedge natural gas prices for the Geismar 2 facility through 2025. We have hedged approximately 40% of the natural gas requirements with the remainder of natural gas requirements at Geismar purchased in the spot market.

Trinidad

Natural gas for our two methanol production facilities in Trinidad, with our share of total production capacity being 2.0 million tonnes per year, is supplied under take-or-pay contracts with the National Gas Company of Trinidad and Tobago Limited (“NGC”), which purchases the natural gas from upstream gas producers. Gas paid for, but not taken, in any year may be received in subsequent years subject to limitations. The contracts for Titan and Atlas have U.S. dollar base and variable price components, where the variable portion is adjusted by a formula related to methanol prices above a certain level. The contract for Atlas expires in 2024 and the contract for Titan expires in 2019.

Since 2011, large industrial consumers in Trinidad, including our Titan and Atlas facilities, have experienced curtailments of natural gas supply due to a mismatch between upstream supply to NGC and downstream demand from NGC’s customers. Although Trinidad’s gas supply has stabilized in 2017 as a result of commissioning certain upstream facilities, we expect that gas curtailments to our facilities will continue in 2018.

Canada

We have entered into fixed price contracts to supply substantially all of our natural gas requirements for our Medicine Hat facility through 2031. In addition to existing hedges in place through 2022, we entered into a long-term, fixed price physical supply contract in 2017 with a progressively growing supply commitment starting in 2018 and growing to 80-90% of the plant’s natural gas requirements from 2023 through 2031.

Egypt

We have a 25-year, take-or-pay natural gas supply agreement expiring in 2036 for the 1.26 million tonne per year methanol plant in Egypt in which we have a 50% equity interest. The price paid for gas is based on a U.S. dollar base price plus a variable price component that is adjusted by a formula related to methanol prices above a certain level. Under the contract, the gas supplier is obligated to supply, and we are obliged to take or pay for, a specified annual quantity of natural gas. Gas paid for, but not taken, in any year may be received in subsequent years subject to limitations. In addition, the natural gas supply agreement has a mechanism whereby we are partially compensated when gas delivery shortfalls in excess of a certain threshold occur. Natural gas is supplied to this facility from the same gas delivery grid infrastructure that supplies other industrial users in Egypt, as well as the general Egyptian population (refer to the Foreign Operations and Government Regulation - Egypt section on page 17 for more information).

Chile

In June 2007, our natural gas suppliers from Argentina curtailed all gas supplied to our plants in Chile pursuant to long-term gas supply agreements. In 2018, we do not expect to receive any further natural gas supply from Argentina under such long-term gas supply agreements. In November 2016, we executed a tolling agreement with YPF S.A. pursuant to which we receive natural gas from Argentina and convert the natural gas received into methanol and then re-deliver the methanol to Argentina. In January 2018, we started receiving some natural gas from Argentina under this arrangement.

Since 2015, Empresa Nacional del Petróleo (“ENAP”) has made significant investments in the development of natural gas from unconventional reservoirs in Chile and this effort has resulted in increased gas deliveries from ENAP to our facilities. In January 2016, the U.S. Geological Survey assessed a technically recoverable mean resource of 8.3 trillion cubic feet of unconventional tight gas in the Chilean Magallanes Province. However, the potential for a sustained increase in gas deliveries to our plants will depend on the economics of the development of gas discoveries and, ultimately, the price at which we can obtain gas. In November 2017, Methanex reached a new agreement with ENAP for additional gas supply through December 31, 2019.

We are continuing to work with gas suppliers in Chile and Argentina to secure sufficient natural gas to sustain our Chile operations beyond December 2019 and into the future.

FOREIGN OPERATIONS AND GOVERNMENT REGULATION

General

We have substantial operations and investments outside of North America, and as such we are affected by foreign political developments and federal, provincial, state and other local laws and regulations. We are subject to risks inherent in foreign operations, including loss of revenue, property and equipment as a result of expropriation; import or export restrictions; anti-dumping measures; nationalization, war, civil unrest, insurrection, acts of terrorism and other political risks; increases in duties, taxes and governmental royalties; renegotiation of contracts with governmental entities; as well as changes in laws or policies or other actions by governments that may adversely affect our operations.

We derive a substantial portion of our revenue from production and sales by subsidiaries outside of Canada, and the payment of dividends or the making of other cash payments or advances by these subsidiaries to us may be subject to restrictions or exchange controls on the transfer of funds in or out of the respective countries or result in the imposition of taxes on such payments or advances. We have organized our foreign operations in part based on certain assumptions about various tax laws (including capital gains and withholding taxes), foreign currency exchange and capital repatriation laws and other relevant laws of a variety of foreign jurisdictions. While we believe that such assumptions are reasonable, we cannot provide assurance that foreign taxation or other authorities will reach the same conclusion. Further, if such foreign jurisdictions were to change or modify such laws, we could suffer adverse tax and financial consequences.

The dominant currency in which we conduct business is the United States dollar, which is also our reporting currency. The most significant components of our costs are natural gas feedstock and ocean-shipping costs and substantially all of these costs are incurred in United States dollars. Some of our underlying operating costs, capital expenditures and purchases of methanol, however, are incurred in currencies other than the United States dollar, principally the Canadian dollar, the Chilean peso, the Trinidad and Tobago dollar, the New Zealand dollar, the Euro, the Egyptian pound and the Chinese yuan. We are exposed to increases in the value of these currencies that could have the effect of increasing the United States dollar equivalent of cost of sales, operating expenses and capital expenditures. A portion of our revenue is earned in Euros, Canadian dollars and Chinese yuan. We are exposed to declines in the value of these currencies compared to the United States dollar, which could have the effect of decreasing the United States dollar equivalent of our revenue.

Trade in methanol is subject to duty in a number of jurisdictions. Methanol sold in China from any of our producing regions is currently subject to duties ranging from 0% to 5.5%. There can be no assurance that the duties will not increase, that duties will not be levied in other jurisdictions in the future or that we will be able to mitigate the impact of future duties, if levied, or that future duties will not have a significant negative effect.

Chile

Our wholly owned subsidiary, Methanex Chile SpA (“Methanex Chile”), owns two methanol plants on our Chilean production site. Chilean foreign investment regulations provide certain benefits and guarantees to companies that enter into a foreign investment contract (“DL 600 Contract”) with Chile. Methanex Chile has entered into DL 600 Contracts, substantially identical in all matters material for Methanex Chile, for both plants. Under the DL 600 Contracts, Methanex Chile is authorized to remit from Chile, in United States dollars or any other freely convertible currency, all or part of its profits and, after one year, its equity. The DL 600 Contracts provide that they cannot be amended or terminated except by written agreement.

Egypt

Since the plant commenced operations in 2011, Egypt has experienced significant social unrest, including acts of sabotage and government transitions resulting in an adverse impact on the country’s economy and our operations in Egypt. We believe that these factors have contributed to constraints in the development of new supplies of natural gas coming to market and to natural gas supply becoming constrained between mid-2012 and late-2016, resulting in our Egypt plant operating below full capacity.

Since late-2016, gas deliveries have improved significantly and we have received 100% of contracted gas supply. This is largely a result of the Egyptian government’s significant efforts to improve the gas supply situation in the country by encouraging natural gas exploration and establishing LNG import infrastructure. These efforts coupled with continuing natural gas discoveries have further strengthened the natural gas supply and demand balance and outlook for gas deliveries in Egypt.

RESPONSIBLE CARE

As a member of the Chemistry Industry Association of Canada (“CIAC”), the American Chemistry Council (“ACC”), Asociación Gremial de Industriales Quimicos de Chile, Responsible Care New Zealand, European Chemical Industry Council, Association of International Chemical Manufacturers (China), Japan Chemical Industry Association and Gulf Petrochemicals and Chemicals Association, we are committed to the ethics and principles of Responsible Care.

Responsible Care is the umbrella under which we manage our business in relation to health, safety, the environment, community involvement, social responsibility, sustainability, security and emergency preparedness at each of our facilities and locations.

Accordingly, we have established policies, systems and procedures to promote and encourage the responsible development, introduction, manufacture, transportation, storage, handling, distribution and use of methanol and ultimate disposal of hazardous waste and residual chemical products so as to do no harm to human health and well-being, the environment and the communities in which we operate while striving to improve the environment and people’s lives.

Methanex’s Responsible Care/Social Responsibility (“RC/SR”) related policies and programs are based on Chemical Industry Association of Canada’s RC Ethic and Principles for Sustainability and the CIAC RC Codes of Practice. Some of the countries where we operate have different standards than those applied in North America. Our policy is to adopt the more stringent of either Responsible Care practices or local regulatory or association requirements at each of our facilities.

Sound corporate governance is the foundation of our long-term success and the sustainability of our operations. Our corporate governance policies ensure that we have strong management and clear direction for all of Methanex’s business affairs. The application of Responsible Care begins with our Board of Directors, which has appointed a Responsible Care Committee and Public Policy Committee, and extends throughout our organization.

The Company’s Board of Directors and senior management team establish the direction for Methanex’s RC/SR practices. The Board’s Responsible Care Committee provides oversight of the RC program performance and related matters at the policy level, while the Public Policy Committee provides focus on the SR program. The two committees consider ethics, accountability, governance, business relationships, products and services, community involvement and the protection of people and the environment. The senior management team has overall responsibility for Methanex’s RC/SR policies and programs, ensuring that they align with the Board’s requirements and the Company’s business strategy. These programs are directed and managed by the Vice President, Responsible Care and the Vice President, Global Market Development & Stakeholder Relations, who lead Methanex’s Global Responsible Care Team and Global Market Development & Stakeholder Relations Team, respectively.

Methanex evaluates the performance of its RC/SR management system through internal and third-party external audit and assessment programs. The internal program includes ongoing in-region self-audits as well as global audits conducted by Methanex subject matter experts. Third-party verification of the performance of Methanex’s RC/SR program occurs through the CIAC RC verification process or the ACC RC 14001 certification process. The most recent CIAC RC verification was successfully completed in 2014. A first-time CIAC verification took place at our Egypt facilities in February 2015. Our Trinidad facility successfully completed ACC RC 14001 recertification in 2016. The next CIAC RC verification will occur in the first half of 2018.

Our overarching RC Ethic & Principles for Sustainability Purpose and Values statement sets out the Company’s commitment to RC and describes all key elements of the RC program. We also have an established Health, Safety, Security, Environment, Quality Policy that includes the requirement that we operate our facilities in a manner that protects the safety and health of all employees, contractors, customers and the general public. It requires that we have systems in place to monitor and comply with all local safety, health and environmental regulations as well as internal standards, periodically audit performance and compliance, measure performance against key performance indicators, report incidents with the potential to cause harm to people or the environment and demonstrate continual improvement.

We have also adopted a number of risk assessment tools that are formally applied as part of our normal business processes to identify and mitigate current and future environmental and process safety-related risks. When incidents do occur, we have a formal incident investigation process to allow for effective mitigation as well as application of lessons learned throughout our organization.

As a natural extension of our RC ethic, we have a Manage Reputation Purpose and Values statement that aligns our corporate governance, employee engagement and development, community involvement and social investment strategies with our core values and corporate strategy. Specifically, our Manage Reputation Policy commits the Company to recognize and respond to community concerns about the manufacture, storage, handling, transportation and disposal of our products and promptly provide information concerning any potential health or environmental hazard to the appropriate authorities, employees and all stakeholders. The Policy further commits the Company to have an open, honest and proactive relationship with the communities where we have a significant presence; to be accountable and responsive to the public; to have effective processes to identify and respond to community concerns; and to inform the community of risks associated with our operations.

We believe that Responsible Care helps us achieve safe and reliable operations, which in turn results in strong financial performance, effective and innovative minimization of environmental impacts and improved quality of life.

ENVIRONMENTAL MATTERS

The countries in which we operate all have laws and regulations to which we are subject, governing the environment and the management of natural resources as well as the handling, storage, transportation and disposal of hazardous or waste materials. We are also subject to laws and regulations governing emissions and the import, export, use, discharge, storage, disposal and transportation of toxic substances. The products we use and produce are subject to regulation under various health, safety and environmental laws. Non-compliance with these laws and regulations may give rise to compliance orders, fines, injunctions, civil liability and criminal sanctions.

Laws and regulations protecting the environment have become more stringent in recent years and may, in certain circumstances, impose absolute liability rendering a person liable for environmental damage without regard to negligence or fault on the part of such person. Such laws and regulations may also expose us to liability for the conduct of, or conditions caused by others or for our own acts even if we complied with applicable laws at the time such acts were performed. To date, environmental laws and regulations have not had a significant adverse effect on our capital expenditures, earnings or competitive position. However, operating petrochemical manufacturing plants and distributing methanol exposes us to risks in connection with compliance with such laws and we cannot provide assurance that we will not incur significant costs or liabilities in the future.

Management of Emissions

Carbon dioxide (“CO2”) is a by-product of the methanol production process. The amount of CO2 generated by the methanol production process depends on the production technology, plant age, feedstock and any export of the by-product hydrogen. CO2 emissions are also generated from our marine operations when fuel is consumed during the global transport of methanol. We monitor and manage our CO2 emissions intensity, defined as the quantity of CO2 released per unit of production or transported tonne, relating to both methanol production and marine operations. Our CO2 emissions intensity has decreased over time due to newer technology and higher efficiency at our plants and in our vessel fleet. Plant efficiency, and thus CO2 emissions, is highly dependent on the design of the methanol plant, and accordingly the CO2 emission figure may vary from year to year depending on the mix of production assets and vessels in operation.

Under the United Nations Framework Convention on Climate Change through the Kyoto Protocol and more recently the Paris Agreement (in effect from 2020), many of the countries we operate in have agreed to put forth efforts to reduce GHG emissions.

We are currently subject to GHG regulations in New Zealand, Canada and Chile, but our production in the United States, Trinidad and Egypt are not subject to such regulations.

In New Zealand, an Emissions Trading Scheme (“ETS”) imposes a carbon price on producers of fossil fuels, including natural gas, which is passed on to Methanex, increasing the cost of gas that Methanex purchases in New Zealand. However, as a trade-exposed company, Methanex is entitled to a free allocation of emissions units to partially offset those increased costs.

Recent reviews of the ETS and a newly elected government led by the Labour Party in New Zealand may make changes to climate change policies that might impact the price of carbon in New Zealand or industry entitlements to free allocations. In December 2017, the newly appointed Minister for Climate Change announced plans to introduce a Zero Carbon Act by October 2018, following public consultation during 2018. At this stage there is no meaningful detail as to the content of the proposed Act.

We do not expect the changes that have been implemented to date to have a material impact on our New Zealand business. Methanex has no information to believe that the new government will implement rapid or drastic revisions to current policy settings that would adversely affect our operations in New Zealand. Nevertheless, we cannot provide assurance that unanticipated changes to the ETS will not have a material impact on our business beyond 2018.

Our Medicine Hat facility is located in the Canadian province of Alberta, which has an established GHG reduction regulation that applies to our plant. In 2017, the emissions reduction target was increased from 15% to 20%. To the extent Methanex cannot meet these emissions reduction targets we will incur additional cost to purchase offset credits. The cost of purchasing offset credits, based on the plant’s 2017 emissions intensity and its established GHG baseline intensity, was not material in 2017.

Starting in 2018, a new regulation in Alberta, the Carbon Competitiveness Incentive Regulation, (“CCIR”) will come into effect and will impact our compliance obligations. The CCIR sets a benchmark of 80% of baseline emissions. The total regulated emissions calculation incorporates indirect emissions (e.g., electricity consumption), but also provides a deduction to our facility emissions calculation recognizing the benefit of the injection of CO2. Although certain regulations under the CCIR are still being drafted, we do not believe that the cost of compliance will be material. Nevertheless, we cannot provide assurance that unanticipated changes to the CCIR will not have a material impact on our business beyond 2018.

Chile has imposed a carbon tax of $5/tonne from 2017 on certain CO2 emissions. The cost to our business of this tax was not material in 2017. However, the cost could increase if the scope of the legislation changes.

INSURANCE

The majority of our revenues are derived from the sale of methanol produced at our plants. Our business is subject to the normal hazards of methanol production operations that could result in damage to our plants. Under certain conditions, prolonged shutdowns of plants due to unforeseen equipment breakdowns, interruptions in the supply of natural gas or oxygen, power failures, loss of port facilities or any other event, including any event of force majeure, could adversely affect our revenues and operating income. We maintain operational and construction insurance, including business interruption insurance, subject to certain deductibles, that we consider to be adequate under the circumstances. However, there can be no assurance that we will not incur losses beyond the limits or outside the coverage of such insurance. From time to time, various types of insurance for companies in the chemical and petrochemical industries have not been available on commercially acceptable terms or, in some cases, have been unavailable. There can be no assurance that in the future we will be able to maintain existing coverage, or that premiums will not increase substantially.

COMPETITION

Methanex is the largest producer and supplier of methanol, with approximately 14% of the global market demand in 2017, and is the only global supplier with a significant presence in all major markets in Asia, Europe, North America and South America. Methanex has established itself as a clear methanol industry leader. From a demand perspective, the methanol industry is highly competitive. Methanol is a global commodity and customers base their purchasing decisions primarily on the delivered price of methanol and reliability of supply. A supplier’s ability to withstand price competition and volatile market conditions will depend on a number of factors, with the most important being its position on the industry cost curve. This in turn depends on the relative cost and availability of natural gas or coal feedstock, and the efficiency of production facilities and distribution systems. Our methanol assets are competitively positioned on the industry cost curve. Furthermore, more than half of our natural gas supply is underpinned by medium to long-term contracts that feature a fixed base price of gas and a variable component that is linked to the price of methanol. This contractual structure allows Methanex to reduce its cost structure in periods of low methanol pricing, mitigating its exposure to fluctuations in methanol price. Some of our competitors are not dependent on a single product for revenues, and some have greater financial resources. However, given our ability to service our customers globally, the reliability and cost-effectiveness of our distribution system and the enhanced service we provide customers, we believe we are well positioned to compete in each of the major international methanol markets.

EMPLOYEES

As at December 31, 2017, we had 1,357 employees (including all employees at our joint venture facilities in Egypt and Trinidad).

RISK FACTORS

The risks relating to our business are described under the heading Risk Factors and Risk Management in our 2017 MD&A, and are incorporated in this document by reference. Any of those risks, as well as risks and uncertainties currently not known to us, could adversely affect our business, financial condition, results of operations or the market price of our securities.

DIVIDENDS

Dividends are payable to the holders of common shares of the Company (“Common Shares”) if, as and when declared by our Board of Directors and in such amounts as the Board of Directors may, from time to time, determine. The Company’s current dividend policy is designed so that the Company maintains conservative financial management appropriate to the historically cyclical nature of the methanol industry to preserve financial flexibility and creditworthiness.

We pay a quarterly dividend on the Common Shares. The first quarterly dividend of $0.05 per Common Share was paid on September 30, 2002 and the dividend amount has been increased every year since then with the exception of 2009, 2010 and 2016 when the dividend was unchanged. The table below shows the amount and percentage increases to the dividend since its inception in 2002:

Date	Quarterly Dividend Amount	% Increase
September 30, 2002	$0.050	n/a
September 30, 2003	$0.060	20%
September 30, 2004	$0.080	33%
June 30, 2005	$0.110	37.5%
June 30, 2006	$0.125	14%
June 30, 2007	$0.140	12%
June 30, 2008	$0.155	11%
June 30, 2009	$0.155	0%
June 30, 2010	$0.155	0%
June 30, 2011	$0.170	10%
June 30, 2012	$0.185	9%
June 30, 2013	$0.200	8%
June 30, 2014	$0.250	25%
June 30, 2015	$0.275	10%
June 30, 2016	$0.275	0%
June 30, 2017	$0.300	9%
March 31, 2018(1)	$0.330	10%

(1)     On February 1, 2018, the Board of Directors declared a dividend payable on March 31, 2018.

The following table sets out the total amount of regular dividends per Common Share paid on the Common Shares in each of the last three most recently completed financial years:

Financial Year Ended	Regular Dividend Paid per Common Share
December 31, 2015	$1.075
December 31, 2016	$1.100
December 31, 2017	$1.175

CAPITAL STRUCTURE

We are authorized to issue an unlimited number of Common Shares without nominal or par value and 25,000,000 preferred shares without nominal or par value (“Preferred Shares”).

Holders of Common Shares are entitled to receive notice of and attend all annual and special meetings of shareholders and to one vote in respect of each Common Share held; receive dividends if, as and when declared by our Board of Directors; and participate in any distribution of the assets of the Company in the event of liquidation, dissolution or winding up.

Preferred Shares may be issued in one or more series and the Board of Directors may fix the designation, rights, restrictions, conditions and limitations attached to the Preferred Shares of each such series. Currently, there are no Preferred Shares outstanding.

Our by-laws provide that at any meeting of our shareholders a quorum shall be two persons present in person, or represented by proxy, holding Common Shares representing not less than 25% of the votes entitled to be cast at the meeting. NASDAQ Global Select Market’s listing standards require a quorum for shareholder meetings to be not less than 33-1/3% of a company’s outstanding voting shares. As a foreign private issuer and because our quorum requirements are consistent with practices in Canada, we are exempt from the quorum requirement under the NASDAQ Global Select Market rules.

RATINGS

The following information relating to the Company’s credit ratings is provided as it relates to the Company’s financing costs, liquidity and operations. Credit ratings affect the Company’s cost and ability to obtain short-term and long-term financing and to engage in certain business activities on a cost-effective basis. A reduction in the current rating on the Company by a rating agency, or a negative change in the Company’s ratings outlook, could adversely affect the Company’s cost of financing and its access to sources of liquidity and capital. In addition, changes in credit ratings may affect the Company’s ability to, and the associated costs of (i) entering into ordinary course derivative or hedging transactions, and (ii) entering into and maintaining ordinary course contracts with customers and suppliers on acceptable terms.

The following table sets forth the ratings assigned to the Company by Standard & Poor’s Financial Services LLC (“S&P”), Moody’s Investors Service, Inc. (“Moody’s”) and Fitch Ratings, Inc. (“Fitch”).

	S&P (1)	Moody’s (2)	Fitch (3)
Issuer Credit Rating	BB+	n/a(2)	BBB-
Unsecured Notes	BB+	Baa3	BBB-
Ratings Outlook	Stable	Stable	Stable

(1)

S&P long-term debt ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality. According to the S&P rating system, issuers and debt securities rated BBB exhibit adequate protection parameters, however adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments. According to the S&P rating system, issuers and debt securities rated BB are less vulnerable in the near term than other lower-rated obligors, however, face major ongoing uncertainties and exposure to adverse business, financial, or economic conditions, which could lead to the obligor’s inadequate capacity to meet its financial commitments and debt securities. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

(2)

Moody’s rates the Company’s debt securities and does not provide an Issuer Credit Rating. Moody’s long-term debt ratings are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality. According to the Moody’s rating system, issuers and debt securities rated Baa are subject to moderate risk. They are considered as medium-grade obligations and, as such, may possess certain speculative characteristics. Moody’s applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through Caa in its corporate bond rating system. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

(3)

Fitch long-term debt ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality. According to the Fitch rating system, issuers and debt securities rated BBB indicate that expectations of default risk are currently low and that the capacity for payment of financial commitments is considered adequate but adverse business or economic conditions are more likely to impair this capacity. The ratings from AA to B may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

The rating agencies regularly evaluate the Company, and their ratings of the Company are based on a number of factors, including the Company’s financial strength and factors not entirely within the Company’s control, including conditions affecting the methanol industry generally and the wider state of the economy.

The foregoing ratings should not be construed as a recommendation to buy, sell or hold any securities, as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant. If any such rating is so revised or withdrawn, we are under no obligation to update this AIF.

During the last two years, the Company has paid each of the rating agencies its customary fees in connection with the provision of the above ratings.

MARKET FOR SECURITIES

Our Common Shares are listed on the Toronto Stock Exchange in Canada (trading symbol: MX) and on the NASDAQ Global Select Market in the U.S. (trading symbol: MEOH). The following table sets out the market price ranges and trading volumes of our Common Shares on the Toronto Stock Exchange as well as on other Canadian and US equity marketplaces, including exchanges and alternative trading systems, for each month of our most recently completed financial year (January 1, 2017 through December 31, 2017).

2017 Trading Volumes [1]
Trading Symbol: MX					Trading Symbol: MEOH	Total Volume
The Toronto Stock Exchange				Other Canadian Trading	NASDAQ Global Select Market and Other US Trading
Month	High (CDN$)	Low (CDN$)	Volume	Volume	Volume
January	67.57	58.60	8,403,812	4,267,444	15,242,318	27,913,574
February	69.88	63.14	5,920,100	3,084,003	15,776,631	24,780,734
March	69.79	56.95	7,384,311	3,984,457	21,328,962	32,697,730
April	65.45	59.02	5,595,503	3,108,441	16,409,966	25,113,910
May	63.18	55.20	6,302,118	3,479,570	21,108,624	30,890,312
June	58.35	52.63	5,951,653	3,515,173	17,750,119	27,216,945
July	59.82	54.40	5,442,212	3,287,267	17,542,485	26,271,994
August	64.09	54.17	7,340,855	3,400,270	13,153,284	23,894,409
September	65.46	60.20	8,827,699	3,302,137	17,081,574	29,211,410
October	65.99	61.30	9,385,121	3,730,616	16,679,213	29,794,950
November	69.15	62.30	6,433,690	2,871,946	10,326,694	19,632,330
December	77.31	67.20	5,688,207	3,122,815	11,279,968	20,090,990

(1)	Source: Bloomberg

NORMAL COURSE ISSUER BID

On March 6, 2017, the Company announced a normal course issuer bid (the “2017 Bid”) authorizing the Company to purchase up to 4,492,141 Common Shares, representing approximately 5% of the issued and outstanding Common Shares as at March 6, 2017. The 2017 Bid commenced on March 13, 2017, with purchases being made on the open market through the facilities of the NASDAQ Global Select Market.

On July 26, 2017, the Company announced an amendment to the 2017 Bid which increased the number of Common Shares that may be purchased from 4,492,141 to 6,152,358, representing 10% of the public float as at March 6, 2017. The amended 2017 Bid commenced on August 1, 2017, with purchases being made on the open market through the facilities of the TSX. The Company completed the 2017 Bid in October 2017 when 6,152,358 Common Shares had been purchased.

On March 5, 2018, the Company announced a normal course issuer bid (the “2018 Bid”) authorizing the Company to purchase up to 6,590,095 Common Shares, representing 10% of the public float as of March 5, 2018. The 2018 Bid will commence on March 13, 2018 with purchases being made on the open market through the facilities of the TSX, the NASDAQ Global Select Market and alternative trading systems in the United States.

DIRECTORS AND EXECUTIVE OFFICERS

As at December 31, 2017, the directors and executive officers of the Company owned, controlled or directed, directly or indirectly, 459,065 Common Shares, representing approximately 0.55% of the outstanding Common Shares as at December 31, 2017.

The following tables set forth the names and places of residence of the current directors and executive officers of the Company, the offices held by them in the Company, their current principal occupations, their principal occupations during the last five years and, in the case of the directors, the month and year in which they became directors:

Name and Municipality of Residence	Office	Principal Occupations and Positions During the Last Five Years	Director Since(12)
AITKEN, BRUCE(4)(5) Auckland New Zealand	Director	Corporate Director. President and Chief Executive Officer of the Company from May 2004 to December 31, 2012.	July 2004
ARNELL, DOUGLAS(2)(3)(4) West Vancouver British Columbia, Canada	Director	President and Chief Executive Officer of Helm Energy Advisors Inc.(6) since March 2015; prior thereto Chief Executive Officer of Golar LNG Ltd. since February 2011.	October 2016
BALLOCH, HOWARD(1)(4)(13) Sheung Wan Hong Kong	Director	Corporate Director. Chairman of Canaccord Genuity Asia Limited(7) from January 2011 to March 2013.	December 2004
COOK, PHILLIP(2)(3) Austin, Texas USA	Director	Corporate Director.	May 2006
FLOREN, JOHN Eastham, Massachusetts USA	Director, President and Chief Executive Officer	President and Chief Executive Officer of the Company since January 1, 2013.	January 2013
HAMILTON, THOMAS(14) Houston, Texas USA	Director and Chairman of the Board	Corporate Director. Co-owner of Medora Investments, LLC(8) since April 2003.	May 2007
KOSTELNIK, ROBERT(2)(5) Fulshear, Texas USA	Director	Corporate Director. Since February 2012, principal in GlenRock Recovery Partners, LLC(9).	September 2008
MAHAFFY, DOUGLAS(2)(3) Toronto, Ontario Canada	Director	Corporate Director.	May 2006
POOLE, A. TERENCE(1)(4)(15) Calgary, Alberta Canada	Director	Corporate Director.	February 1994 except for June – September 2003
RENNIE, JANICE(1)(3) Edmonton, Alberta Canada	Director	Corporate Director.	May 2006
WALKER, MARGARET(3)(5) Austin, Texas USA	Director	Corporate Director. Since January 2011, owner of MLRW Group, LLC(10).	April 2015
WARMBOLD, BENITA(1)(5) Toronto, Ontario Canada	Director

Corporate Director. Senior Managing Director and Chief Financial Officer of the Canada Pension Plan Investment Board from 2013 to 2017; prior thereto Senior Vice President and Chief Operations Officer of the Canada Pension Plan Investment Board(11) since 2008.

February 2016

(1)	Member of the Audit, Finance and Risk Committee.
(2)	Member of the Corporate Governance Committee.
(3)	Member of the Human Resources Committee.
(4)	Member of the Public Policy Committee.
(5)	Member of the Responsible Care Committee.
(6)	Helm Energy Advisors, Inc. is a private company which provides advisory services to the global energy sector.
(7)	Canaccord Genuity Asia Limited is an investment banking firm specializing in China and international firms active in the Chinese market.
(8)	Medora Investments, LLC is a private investment firm.
(9)	GlenRock Recovery Partners, LLC is a company that facilitates the sale of non-fungible hydrocarbons in the United States.
(10)	MLRW Group Inc. is a consulting firm focusing on working with companies to improve capital investment outcomes and to improve overall safety performance.
(11)	Canada Pension Plan Investment Board is a professional investment management organization responsible for investing funds on behalf of the Canada Pension Plan.
(12)

The directors of the Company are elected each year at the Annual General Meeting of the Company and hold office until the close of the next Annual General Meeting or until their successors are elected or appointed.

(13)

Mr. Balloch was a director of Ivanhoe Energy Inc. (“Ivanhoe”), an oil exploration and development company, from 2002 to May 2015. Effective June 1, 2015, Ivanhoe was deemed bankrupt under the Bankruptcy and Insolvency Act (Canada).

(14)

Mr. Hamilton was a director of Hercules Offshore Inc. (“Hercules”), a drilling company, from 2004 to 2015. In August 2015, Hercules filed a pre-packaged plan of reorganization under Chapter 11 of the U.S. Bankruptcy Code. In November 2015, Hercules completed its financial restructuring and emerged from the protection of Chapter 11 of the U.S. Bankruptcy Code.

(15)	Mr. Poole is not standing for re-election at the 2018 Annual General Meeting of the Company.

Name and Municipality of Residence	Office	Principal Occupations and Positions During the Last Five Years
BOYD, BRADLEY W. North Vancouver, British Columbia Canada	Senior Vice President, Corporate Resources

Senior Vice President, Corporate Resources of the Company since January 2018; prior thereto Vice President, Human Resources of the Company since May 2016; prior thereto Managing Director, Egypt of the Company since April 2015; prior thereto Vice President, Finance and Business Integration, Egypt of the Company since August 2012.

CAMERON, IAN P. Vancouver, British Columbia Canada	Senior Vice President, Finance and Chief Financial Officer	Senior Vice President, Finance and Chief Financial Officer of the Company since 2003.
HENDERSON, KEVIN L. Medicine Hat, Alberta Canada	Senior Vice President, Manufacturing

Senior Vice President, Manufacturing of the Company since May 2016; prior thereto Vice President, North America of the Company since January 2014; prior thereto Vice President, Manufacturing since January 2012.

HERZ, MICHAEL J. North Vancouver, British Columbia Canada	Senior Vice President, Corporate Development	Senior Vice President, Corporate Development of the Company since January 2013.
JAMES, VANESSA L. North Vancouver, British Columbia Canada	Senior Vice President, Global Marketing and Logistics	Senior Vice President, Global Marketing and Logistics of the Company since January 2013.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Since the start of our most recently completed financial year, and for the three most recently completed financial years, no director or executive officer of the Company, and no person or company that beneficially owns, controls or directs, directly or indirectly, more than 10% of the Company’s voting securities, or any associate or affiliate of such persons, has had any material interest in any transaction involving the Company.

EXPERTS

KPMG LLP are the auditors of the Company and have confirmed that they are independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation and that they are independent accountants with respect to the Company under all relevant U.S. professional and regulatory standards.

LEGAL PROCEEDINGS

The Board of Inland Revenue of Trinidad and Tobago has issued assessments against our 63.1% owned joint venture, Atlas, in respect of the 2005 to 2011 financial years. All subsequent tax years remain open to assessment. The assessments relate to the pricing arrangements of certain long-term fixed-price sales contracts from 2005 to 2019 related to methanol produced by Atlas. Atlas had partial relief from corporation income tax until 2014.

We have lodged objections to the assessments. Although there can be no assurance that these tax assessments will not have a material adverse impact, based on the merits of the cases and legal interpretation, we believe our position should be sustained.

AUDIT COMMITTEE INFORMATION

The Audit Committee Charter

The Audit, Finance and Risk Committee (the “Audit Committee”) is appointed by the Board to assist the Board in fulfilling its oversight responsibility relating to: the integrity of the Company’s financial statements; the financial reporting process; the systems of internal accounting and financial controls; the professional qualifications and independence of the external auditors; the performance of the external auditors; risk management processes; financing plans; pension plans; and compliance by the Company with ethics policies and legal and regulatory requirements.

The Audit Committee’s mandate sets out its responsibilities and duties. A copy of the Committee’s mandate is attached here as Appendix “A”.

Composition of the Audit Committee

The Audit Committee is comprised of four directors: A. Terence Poole (Chair), Howard Balloch, Janice Rennie and Benita Warmbold. Each Audit Committee member is independent and financially literate. Mr. Poole is currently designated as the “audit committee financial expert”. The U.S. Securities and Exchange Commission has indicated that the designation of a director as an audit committee financial expert does not make such director an “expert” for any other purpose, impose any duties, obligations or liability on such director that are greater than those imposed on members of the Audit Committee and Board who do not carry this designation or affect the duties, obligations or liability of any other member of the Audit Committee.

Relevant Education and Experience

The following is a brief summary of the education and experience of each member of the Audit Committee that is relevant to the performance of his or her responsibilities as a member of the Audit Committee, including any education or experience that has provided the member with an understanding of the accounting principles we use to prepare our annual and interim financial statements.

Mr. A. Terence Poole

Mr. Poole is a corporate director. Prior to his retirement in June 2006, he was Executive Vice President, Corporate Strategy and Development of NOVA Chemicals Corporation (“NOVA”), a commodity chemical company with international operations. Prior to that position, Mr. Poole was the Executive Vice President, Finance and Strategy of NOVA from 1998 to 2000; Senior Vice President and Chief Financial Officer of NOVA from 1994 to 1998; and held other senior financial positions with NOVA from 1988. He has worked at other large public companies in various financial and business management capacities since 1971.

Mr. Poole is a Chartered Professional Accountant and holds a Bachelor of Commerce degree from Dalhousie University in Halifax, Nova Scotia. Mr. Poole is a member of the Canadian, Quebec and Ontario Institutes of Chartered Professional Accountants and is also a member of Financial Executives International.

Mr. Poole serves on the board of Pengrowth Energy Corporation and chairs its Audit Committee.

Mr. Poole has served on the Audit Committee since September 2003, as well as from February 1994 to June 2003. Mr. Poole has chaired the Committee since May 2006.

Mr. Poole is not standing for re-election at the 2018 Annual General Meeting of the Company.

Mr. Howard Balloch

Mr. Balloch is a corporate director and private investor resident in Hong Kong, China. From 2002 to 2011, he was President of The Balloch Group (“TBG”), a Beijing-based investment advisory and merchant banking firm he founded following his retirement as Canadian Ambassador to China, a position he had held since early 1996. TBG was acquired by Canaccord Genuity in 2011 and Mr. Balloch served as the Chairman of their Asian operations until he stepped down in March 2013.

Through Mr. Balloch’s 12 years’ experience leading private investment banking firms, he has a deep understanding of finance and capital markets.

Mr. Balloch holds a Bachelor of Arts (Honours) in Political Science and Economics and a master’s degree in International Relations, both from McGill University, Montreal.

Mr. Balloch also serves on the board of a private company, Sinopec Canada Inc. and sits on its Audit Committee.

Mr. Balloch has served on the Audit Committee since January 2013.

Ms. Janice Rennie

Ms. Rennie is a corporate director. From 2004 to 2005, Ms. Rennie was Senior Vice President, Human Resources and Organizational Effectiveness for EPCOR Utilities Inc. (“EPCOR”). At that time, EPCOR built, owned and operated power plants, electrical transmission and distribution networks, water and wastewater treatment facilities and infrastructure in Canada and the United States. Prior to 2004, Ms. Rennie held senior management positions in a number of private firms, including Principal of Rennie & Associates, which provided investment and related advice to small and mid-sized companies.

Ms. Rennie holds a Bachelor of Commerce degree from the University of Alberta and is a Fellow of the Institute of Chartered Accountants of Alberta and the Institute of Corporate Directors.

Ms. Rennie serves on the boards of Major Drilling Group International Inc., WestJet Airlines Ltd. and West Fraser Timber Co. Ltd and is a member of all their Audit Committees, as well as Chair of the Audit Committee of both Major Drilling Group International Inc. and West Fraser Timber Co. Ltd. In addition, Ms. Rennie serves on the board and chairs the Audit Committee of Greystone Capital Management Inc., a private company, and was previously a member of the Audit Committee of Teck Resources Limited. Ms. Rennie was designated as the “financial expert” of NOVA Chemicals Corporation when she served on its Board in the past.

Ms. Rennie has served on the Audit Committee since May 2006.

Ms. Benita Warmbold

From 2013 until her retirement in 2017, Ms. Warmbold was the Senior Managing Director and Chief Financial Officer of the Canada Pension Plan Investment Board (“CPPIB”). Prior to 2013, Ms. Warmbold was Senior Vice President and Chief Operations Officer of the CPPIB. CPPIB is a professional investment management organization responsible for investing funds on behalf of the Canada Pension Plan. Prior to joining CPPIB, Ms. Warmbold was the Managing Director and Chief Financial Officer for Northwater Capital Management Inc. and prior to that she held senior positions with Canada Development Investment Corporation and KPMG.

Ms. Warmbold holds an Honours Bachelor of Commerce degree from Queen’s University, is a Fellow of the Institute of Chartered Accountants of Ontario and has been granted the ICD.D designation by the Institute of Corporate Directors.

Ms. Warmbold serves on the board of SNC-Lavalin Group Inc. and the private company Crestone Peak Resources and is Chair of both their Audit Committees. She is also a director of the Canadian Public Accountability Board.

Ms. Warmbold has served on the Audit Committee since February 2016 and will become Chair of the Audit Committee commencing after Mr. Poole’s retirement at the 2018 Annual General Meeting of the Company.

Pre-Approval Policies and Procedures

The Audit Committee annually reviews and approves the terms and scope of the external auditors’ engagement. The Audit Committee oversees the Audit and Non-Audit Pre-Approval Policy, which sets forth the procedures and the conditions by which permissible services proposed to be performed by KPMG LLP are pre-approved. The Audit Committee has delegated to the Chair of the Audit Committee pre-approval authority for any services not previously approved by the Audit Committee. All such services approved by the Chair of the Audit Committee are subsequently reviewed by the Audit Committee.

All non-audit service engagements, regardless of the cost estimate, must be coordinated and approved by the Chief Financial Officer to further ensure that adherence to this policy is monitored.

Audit and Non-Audit Fees Billed by the Independent Auditors

KPMG LLP’s global fees relating to the years ended December 31, 2017 and December 31, 2016 are as follows:

US$000s	2017	2016
Audit Fees	1,459	1,307
Audit-Related Fees	80	50
Tax Fees	134	61
Total	1,673	1,418

Each fee category is described below.

Audit Fees

Audit fees for professional services rendered by the external auditors for the audit of the Company’s consolidated financial statements; statutory audits of the financial statements of the Company’s subsidiaries; quarterly reviews of the Company’s financial statements; consultations as to the accounting or disclosure treatment of transactions reflected in the financial statements; and services associated with registration statements, prospectuses, periodic reports and other documents filed with securities regulators.

Audit fees for professional services rendered by the external auditors for the audit of the Company’s consolidated financial statements were in respect of an “integrated audit” performed by KPMG LLP globally. The integrated audit encompasses an opinion on the fairness of presentation of the Company’s financial statements as well as an opinion on the effectiveness of the Company’s internal controls over financial reporting.

Audit-Related Fees

Audit-related fees for professional services rendered by the auditors for financial audits of employee benefit plans; procedures and audit or attest services not required by statute or regulation; and consultations related to the accounting or disclosure treatment of other transactions.

Tax Fees

Tax fees for professional services rendered for tax compliance and tax advice. These services consisted of: tax compliance, including the review of tax returns; assistance in completing routine tax schedules and calculations; and advisory services relating to domestic and international taxation.

TRANSFER AGENT AND REGISTRAR

Our principal transfer agent for our Common Shares is AST Trust Company (Canada) at its offices in Vancouver, British Columbia. Our co-transfer agent in the United States for our Common Shares is American Stock Transfer & Trust Company LLC at its offices in New Jersey.

CONTROLS AND PROCEDURES

Our disclosure controls and procedures are described under the heading Controls and Procedures in our 2017 MD&A and are incorporated in this AIF by reference.

CODE OF ETHICS

We have a written code of ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer. A copy of our code, entitled “Code of Business Conduct”, can be found on our website at www.methanex.com or upon request from the Corporate Secretary at the address below under the heading Additional Information.

ADDITIONAL INFORMATION

Additional information relating to the Company, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, is contained in our Information Circular dated March 2, 2018 relating to our Annual General Meeting that will be held on April 26, 2018.

Additional financial information about the Company is provided in the Company’s financial statements for the year ended December 31, 2017 and in our 2017 MD&A.

Copies of the documents referred to above are available on the Canadian Securities Administrators’ SEDAR website at www.sedar.com and may also be obtained upon request from:

Methanex Corporation

Kevin Price

General Counsel and Corporate Secretary

1800 Waterfront Centre

200 Burrard Street

Vancouver, British Columbia V6C 3M1

Telephone: 604 661 2600

Facsimile: 604 661 2602

Additional information relating to the Company may be found on the Canadian Securities Administrators’ SEDAR website at www.sedar.com, on the United States Securities and Exchange Commission’s EDGAR website at www.sec.gov and on our website at www.methanex.com.

APPENDIX “A”

METHANEX CORPORATION

AUDIT, FINANCE AND RISK COMMITTEE MANDATE

1.        Creation

A committee of the directors to be known as the “Audit, Finance and Risk Committee” (hereinafter referred to as the “Committee”) is hereby established.

2.        Purpose and Responsibility

The Committee is appointed by the Board to assist the Board in fulfilling its oversight responsibility relating to: the integrity of the Corporation’s financial statements; the financial reporting process; the systems of internal accounting and financial controls; the professional qualifications and independence of the external auditors; the performance of the external auditors; risk management processes; financing plans; pension plans; and compliance by the Corporation with ethics policies and legal and regulatory requirements.

The Committee’s role is one of oversight. It is the responsibility of the Corporation’s management to plan audits and to prepare consolidated financial statements in accordance with generally accepted accounting principles (“GAAP”), and it is the responsibility of the Corporation’s external auditor to audit these financial statements. Therefore, each member of the Committee, in exercising his or her business judgment, shall be entitled to rely on the integrity of those persons and organizations within and outside the Corporation from whom he or she receives information, and on the accuracy of the financial and other information provided to the Committee by such persons or organizations. The Committee does not provide any expert or other special assurances as to the Corporation’s financial statements or any expert or professional certification as to the work of the Corporation’s external auditor. In addition, all members of the Committee are equally responsible for discharging the responsibilities of the Committee and the designation of one member as an “audit committee financial expert” pursuant to the Applicable Rules (as defined below) is not a statement of intention by the Corporation to impose upon such designee duties, obligations or liability greater than those imposed on such a director in the absence of such designation.

3.        Committee Membership

Composition of the Committee	a) The Committee must be composed of a minimum of three directors.

Appointment and Term of Members

b)      The members of the Committee must be appointed or reappointed at the organizational meeting of the Board concurrent with each Annual General Meeting of the shareholders of the Corporation. Each member of the Committee continues to be a Committee member until a successor is appointed, unless he or she resigns or is removed by the Board or ceases to be a director of the Corporation. Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board and shall be filled by the Board if the membership of the Committee is less than three directors as a result of the vacancy.

Financial Literacy and Independence

c)      Each member of the Committee shall meet the independence and experience requirements, and at least one member of the Committee shall qualify as an “audit committee financial expert.” These requirements shall be in accordance with the applicable rules and regulations (the “Applicable Rules”) of the Canadian Securities Administrators, the U.S. Securities and Exchange Commission, the Toronto Stock Exchange and the Nasdaq Stock Market.

Appointment of Chair and Secretary

d)      The Board or, if it does not do so, the members of the Committee, must appoint one of their members as Chair. If the Chair of the Committee is not present at any meeting of the Committee, the Chair of the meeting must be chosen by the Committee from the Committee members present. The Chair presiding at any meeting of the Committee has a deciding vote in case of deadlock. The Committee must also appoint a Secretary who need not be a director.

Use of Outside Experts

e)     Where Committee members believe that, to properly discharge their fiduciary obligations to the Corporation, it is necessary to obtain the advice of independent legal, accounting or other experts, the Chair shall, at the request of the Committee, engage the necessary experts at the Corporation’s expense. The Board must be kept apprised of both the selection of the experts and the experts’ findings through the Committee’s regular reports to the Board.

4.        Meetings

Time, Place and Procedure of Meetings	a) The time and place of Committee meetings, and the procedures for the conduct of such meetings, shall be determined from time to time by Committee members, provided that:

Quorum	i) a quorum for meetings must be two members, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to communicate with each other;

Quarterly Meetings	ii) the Committee must meet at least quarterly;

Notice of Meetings

iii)     notice of the time and place of every meeting must be given in writing or by electronic transmission to each member of the Committee and the external auditors of the Corporation at least 24 hours prior to the Committee meeting;

Waiver of Notice

iv)     a member may waive notice of a meeting, and attendance at the meeting is a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called;

Attendance of External Auditors	v) the external auditors are entitled to attend each meeting at the Corporation’s expense;

Meeting with Financial Management	vi) the Committee will, at least annually, meet with senior financial management, including the Chief Financial Officer and the Corporate Controller, without other members of management present;

Meeting without Management	vii) each regular meeting of the Committee will conclude with a session without any management personnel present;

Calling a Meeting

viii)     a meeting of the Committee may be called by the Secretary of the Committee on the direction of the Chair or Chief Executive Officer of the Corporation, by any member of the Committee or the external auditors; and

Committee Determines Attendees

ix)     notwithstanding the provisions of this paragraph, the Committee has the right to request any officer or employee of the Corporation or the Corporation’s outside counsel or external auditor to be present or not present at any part of the Committee meeting.

Reports to the Board	b) The Committee shall make regular reports to the Board.

5.        Duties and Responsibilities of the Committee

1)        Financial Statements and Disclosure

Annual Report and Disclosures

a)     Review and discuss with management and the external auditor, and recommend for approval by the Board, the Corporation’s annual report, Annual Information Form, audited Annual Consolidated Financial Statements, annual Management’s Discussion and Analysis, Management Information Circular, any reports on adequacy of internal controls, and all financial statements in prospectuses or other disclosure documents.

Prospectuses

b)     Review and recommend for approval by the Board all prospectuses and documents that may be incorporated by reference into a prospectus, including without limitation, material change reports and proxy circulars.

Quarterly Interim Reports and Disclosures

c)     Review, discuss with management and the external auditor, and approve the Corporation’s interim reports, including the quarterly financial statements, interim Management’s Discussion and Analysis and press releases on quarterly and year-end financial results, prior to public release.

Accounting Policies and Estimates

d)     Review and approve all accounting policies and estimates that would have a significant effect on the Corporation’s financial statements, and any changes to such policies. This review will include a discussion with management and the external auditor concerning:

i) any areas of management judgment and estimates that may have a critical effect on the financial statements;

ii) the effect of using alternative accounting treatments that are acceptable under GAAP;

iii) the appropriateness, acceptability and quality of the Corporation’s accounting policies; and

iv) any material written communication between the external auditor and management, such as the annual management letter and the schedule of unadjusted differences.

Non-GAAP Financial Information	e) Discuss with management the use of ‘‘pro forma’’ or ‘‘non-GAAP information’’ in the Corporation’s continuous disclosure documents.

Regulatory and Accounting Initiatives	f) Discuss with management and the external auditor the effect of regulatory and accounting initiatives as well as the use of off-balance sheet structures on the Corporation’s financial statements.

Litigation

g)     Discuss with the Corporation’s General Counsel, and with external legal counsel if necessary, any litigation, claim or other contingency (including tax assessments) that could have a material effect on the financial position or operating results of the Corporation, and the manner in which these matters have been disclosed in the financial statements.

Financing Plans	h) Review the financing plans and objectives of the Corporation, as received from and discussed with management.

2)        Risk Management and Internal Control

Risk Management Policies	a) Review and recommend for approval by the Board changes considered advisable, after consultation with management, to the Corporation’s policies relating to:

i) the risks inherent in the Corporation’s businesses, facilities and strategic direction;

ii) financial risks, including foreign exchange, interest rate and investment of cash;

iii) overall risk management strategies and the financing of risks, including insurance coverage in the context of competitive and operational considerations;

iv) the risk retention philosophy and the resulting uninsured exposure of the Corporation;

v) shipping risk; and

vi) IT security risks.

Risk Management Processes	b) Review with management at least annually the Corporation’s processes to identify, monitor, evaluate and address important enterprise-wide strategic and business risks.

Adequacy of Internal Controls

c)     Review, at least quarterly, the results of management’s evaluation of the adequacy and effectiveness of internal controls within the Corporation in connection with the certifications signed by the CEO and CFO. Management’s evaluation will include a review of:

i)     policies and procedures to ensure completeness and accuracy of information disclosed in the quarterly and annual reports, prevent earnings management and detect material financial statement misstatements due to fraud and error; and

ii)     internal control recommendations of the external auditors and arising from the results of the internal audit procedures, including any special steps taken to address material control deficiencies and any fraud, whether or not material, that involves management or other employees who have a significant role in the Corporation’s internal controls.

Financial Risk Management	d) Review with management activity related to managing financial risks to the Corporation, including hedging programs.

3)        External Auditors

Appointment and Remuneration	a) Review and recommend to the Board:

i) the selection, evaluation, reappointment or, where appropriate, replacement of external auditors; and

ii) the nomination and remuneration of external auditors to be appointed at each Annual General Meeting of Shareholders.

Resolving Disagreements	b) Resolve any disagreements between management and the external auditor regarding financial reporting.

Direct Reporting to Committee	c) The external auditors shall report directly to the Committee and the Committee has the authority to communicate directly with the external auditors.

Quality Control and Independence	d) Review a formal written statement requested at least annually from the external auditor describing:

i) the firm’s internal quality control procedures;

ii)     any material issues raised by the most recent internal quality control review, peer review of the firm or any investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits of the Corporation carried out by the firm;

iii) any steps taken to deal with any such issues; and iv) all relationships between the external auditors and the Corporation.

The Committee will actively engage in a dialogue with the external auditor with respect to whether the firm’s quality controls are adequate, and whether any of the disclosed relationships or non-audit services may impact the objectivity and independence of the external auditor based on the independence requirements of the Applicable Rules. The Committee shall present its conclusion with respect to the independence of the external auditor to the Board.

External Audit Plan

e)     Review the external audit plan and enquire as to the extent the planned audit scope can be relied upon to detect weaknesses in internal control or fraud or other illegal acts. Any significant recommendations made by the auditors for strengthening internal controls will be reviewed.

Rotation of Senior Audit Partner	f) Ensure the rotation of senior audit personnel who have primary responsibility for the audit work, as required by law.

Remuneration of External Auditors

g)     Review and approve (in advance) the scope and related fees for all auditing services and non-audit services permitted by regulation that are to be provided by the external auditor in accordance with the Corporation’s Audit and Non-Audit Services Pre-Approval Policy, which is to be annually reviewed and approved by the Committee.

Restrictions on Hiring Employees of External Auditor

h)     Ensure the establishment of policies relating to the Corporation’s hiring of employees of or former employees of the external auditor, if such individuals have participated in the audit of the Corporation, as required by law.

Report from the External Auditors

i)     Prior to filing the Quarterly Consolidated Financial Statements and the Annual Consolidated Financial Statements, the Committee should receive a report from the external auditors on the results of their review or audit.

Meeting with Auditors and Management

j)     The Committee should meet with the external auditors without management present and discuss any issues related to performance of the audit work, any restrictions and any significant disagreement with management. The Committee should also meet separately with management to discuss the same matters as those discussed with the external auditors.

4)        Internal Audit

Internal Audit Plans	a) Review and approve the annual Internal Audit Plan and objectives.

Audit Findings and Recommendations	b) Review the significant control issues identified in internal audit reports issued to management and the responses and actions taken by management to address weaknesses in controls.

Meeting with Auditors	c) The Committee will meet, without management present, with representatives of the accounting firm and/or the Corporation’s Internal Auditor that executed the annual Internal Audit Plan.

5)        Pension Plans

With respect to all corporate sponsored pension plans of the Corporation and its wholly-owned subsidiaries and any future additional or replacement plans that have estimated actuarial liabilities in excess of US$10 million (collectively the “Retirement Plans”):

Constitute Pension Committees

a)     Annually constitute committees (the “Pension Committees”), to be comprised of officers and employees of the Corporation, with responsibility which includes the investment activities of the Retirement Plans’ trust funds.

Statements of Pension Investment Policy and Procedures	b) Review the Corporation’s Statement of Pension Investment Policy for the Retirement Plans’ trust funds whenever a major change is apparent or necessary.

Amendments to Retirement Plans and Material Agreements	c) Review and recommend to the Board any amendments to the Retirement Plans’ trust agreements and any material document written or entered into pursuant to the Retirement Plans’ trust agreements.

Appointment of Auditors, Actuaries and Investment Managers

d)     Approve the recommendations of the officers of the Corporation regarding the reappointment or appointment of auditors and recommendations of the Pension Committees regarding appointment of investment managers and actuaries of the Retirement Plans.

Retirement Plan Financial Statements	e) Review and approve the annual financial statements of the Retirement Plans, and related trust funds, and the auditors’ reports thereon.

Retirement Plan Report	f) Review and recommend for approval by the Board, the annual report on the operation and administration of the Retirement Plans and related trust funds.

Terms of Reference of the Pension Committees	g) Review and recommend to the Board for approval the Terms of Reference of the Pension Committees and any material amendments thereto.

Delegation to the Pension Committees	h) Be responsible for the delegation to the Pension Committees responsibility for all matters related to the administration of the Retirement Plans including, but not limited to:

i)     the authority to delegate to such persons as the Pension Committee determines appropriate any of the administrative functions of the Retirement Plans including, but not limited to, any of the responsibilities of the Pension Committees set out below;

ii) approval for filing and filing of such reports, returns and submissions as are required by all persons and bodies having competent jurisdiction over the Retirement Plans;

iii) determination of all questions of interpretation and application of the Retirement Plans and any document or agreement written or entered into pursuant to the Retirement Plans;

iv) recommending to the Committee any amendments to the Retirement Plans and any material document or agreement written or entered into pursuant to the Retirement Plans;

v) approval of any non-material document or agreement written or entered into pursuant to the Retirement Plans other than Retirement Plans trust agreements;

vi) approval of the appointment of the custodian/ administrator of the Defined Contribution segment of the Retirement Plans;

vii) the administration and maintenance of the Retirement Plans including the approval of benefit calculations; and

viii) the authority to instruct the trustee to release funds.

Actuarial Reports and Funding Assumptions	i) Review the actuarial reports on the Retirement Plan as required by applicable regulations and any special actuarial reports.

With respect to all aspects of all defined contribution pension plans and defined benefit pension plans that have estimated actuarial liabilities of less than US$10 million of the wholly owned subsidiaries of the Corporation (“other Retirement Plans”):

Other Retirement Plans Report	j) Receive from management and review with the Board, at least annually, a report on the operation and administration of other Retirement Plans’ trust funds, including investment performance.

Delegation of Authority	k) Administer and delegate to management-committees as considered advisable all other matters related to other Retirement Plans’ trust funds to which the Committee has been delegated authority.

6)        General Duties

Code of Business Conduct Compliance

a)     Obtain a report at least annually from the General Counsel on the Corporation’s and its subsidiary/foreign- affiliated entities’ conformity with applicable legal and ethical compliance programs (e.g., the Corporation’s Code of Business Conduct).

Code of Ethics	b) Review and recommend to the Board for approval a code of ethics for senior financial officers.

Compliance Reporting Process

c)     Ensure that a process and procedure has been established by the Corporation for receipt, retention-, and treatment of complaints regarding non-compliance with the Corporation’s Code of Business Conduct, violations of laws or regulations, or concerns regarding accounting, internal accounting controls or auditing matters. The Committee must ensure that procedures for receipt of complaints allow for confidential, anonymous submission of complaints from employees.

Regulatory Matters

d)     Discuss with management and the external auditor any correspondence with regulators or governmental agencies and any published reports that raise material issues regarding the Corporation’s compliance policies.

Disclosure Policy

e)     Review annually and recommend to the Board for approval, the Corporation’s Disclosure policies. In particular, the Committee will review annually the Corporation’s procedures for public disclosure of financial information extracted or derived from the Corporation’s financial statements.

Related-Party Transactions	f) Review and approve all related-party transactions.

Mandate Review

g)     Review and recommend to the Board for approval changes considered advisable based on the Committee’s assessment of the adequacy of this Mandate. Such review will occur on an annual basis and the recommendations, if any, will be made to the Board for approval.

Annual Evaluation	h) The Committee will conduct an annual evaluation to ensure that it has satisfied its responsibilities in the prior year in compliance with this Mandate.